formshadeSpecial meeting of Shareholders:

A special meeting of shareholders of the Institutional Investors
Capital Appreciation Fund, Inc. was held on April 19, 2000.
At the meeting shareholders voted on the approval of the
Following proposals:

1. To elect five directors

Ralph F. Brouty: 337,036 (54.36%)
Harry P. Doherty: 337,036 (54.36%)
Stephen J. Kelly: 337,036 (54.36%)
William A. McKenna: 337,036 (54.36%)
Vincent F. Palagiano: 337,036 (54.36%)

2. To ratify the selection of Arthur Anderson LLP as
independent auditors for the Funds fiscal year ending December 31, 2000.

For                            Against                    Abstain
337,036 (54.36%)                  0                          0